AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 7, 2009 (the "Agreement"), among EcoBlu Products, Inc. (formerly N8 Concepts, Inc.) a Colorado Corporation ("ECOB"), EcoBlu Products, Inc., a Nevada corporation ("ECOBLU"), James H. Watson, Jr., an Individual("WATSON"). Ken Relyea, an Individual("RELYEA"), Steve Conboy("CONBOY"), an Individual and Mark Vuozzo, an Individual("VUOZZO"). ECOB, ECOBLU, WATSON, RELYEA, CONBOY and VUOZZO are collectively referred to herein as the "Parties".

RECITALS

WHEREAS, this Agreement and Plan of Merger shall revise supersede and replace in the entirety any previous agreements executed by and between the Parties. Including but not limited to the Definitive Merger Agreement dated as of July 28, 2009, which expired by its' terms on September 30, 2009. No terms, obligations, references or inferences of intent shall be implied or drawn in any manner from the prior agreement/s. The Parties to this Agreement shall rely exclusively on the terms of this Agreement and Plan of Merger dated October 7, 2009;

WHEREAS, the respective boards of directors of each of ECOBLU and ECOB have approved the merger into ECOB (the "Merger") upon the terms, and subject to the conditions, set forth in this Agreement;

WHEREAS, WATSON and RELYEA are beneficial shareholders of ECOB and WATSON is a director of ECOB. CONBOY is a director and President of ECOB; and

WHEREAS, CONBOY and VUOZZO are beneficial shareholders and directors of ECOBLU; and

WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated there under (the "Code"); and

WHEREAS, ECOBLU and ECOB desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1   Certain Definitions. The following terms shall, when used in this Agreement, have the following meanings:

"Acquisition" means the acquisition by a Person of any businesses, assets or property other than in the ordinary course, whether by way of the purchase of assets or stock, by merger, consolidation or otherwise.

"Affiliate" means, with respect to any Person: (i) any Person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of such other Person (other than passive or institutional investors); (ii) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; and (iv) any officer, director or partner of such other Person. "Control" for the foregoing purposes shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Collateral Documents" mean the Exhibits and any other documents, instruments and certificates to be executed and delivered by the Parties hereunder or there under.

"Commission" means the Securities and Exchange Commission or any Regulatory Authority that succeeds to its functions.

"ECOBLU Assets" mean all properties, assets, privileges, powers, rights, interests and claims of every type and description that are owned, leased, held, used or useful in ECOBLU Business and in which ECOBLU has any right, title or interest or in which ECOBLU acquires any right, title or interest on or before the Closing Date, wherever located, whether known or unknown, and whether or not now or on the Closing Date on the books and records of ECOBLU, but excluding any of the foregoing, if any, transferred prior to the Closing pursuant to this Agreement or any Collateral Documents.

"Encumbrance" means any material mortgage, pledge, lien, encumbrance, charge, security interest, security agreement, conditional sale or other title retention agreement, limitation, option, assessment, restrictive agreement, restriction, adverse interest, restriction on transfer or exception to or material defect in title or other ownership interest (including restrictive covenants, leases and licenses).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations there under.

"GAAP" means United States generally accepted accounting principles as in effect from time to time.

"Legal Requirement" means any statute, ordinance, law, rule, regulation, code, injunction, judgment, order, decree, ruling, or other requirement enacted, adopted or applied by any

Regulatory Authority, including judicial decisions applying common law or interpreting any other Legal Requirement.

"Material Adverse Effect" means a material adverse effect on (i) the assets, Liabilities, properties or business of the Parties, (ii) the validity, binding effect or enforceability of this Agreement or the Collateral Documents or (iii) the ability of any Party to perform its obligations under this Agreement and the Collateral Documents; provided, however, that none of the following shall constitute a Material Adverse Effect on ECOB: (i) the filing, initiation and subsequent prosecution, by or on behalf of shareholders of any Party, of litigation that challenges or otherwise seeks damages with respect to the Merger, this Agreement and/or transactions contemplated thereby or hereby, (ii) occurrences due to a disruption of a Party's business as a result of the announcement of the execution of this Agreement or changes caused by the taking of action required by this Agreement, (iii) general economic conditions, or (iv) any changes generally affecting the industries in which a Party operates.

"ECOBLU Assets" mean all properties, assets, privileges, powers, rights, interests and claims of every type and description that are owned, leased, held, used or useful in the ECOBLU Business and in which ECOBLU or any of its Subsidiaries has any right, title or interest or in which ECOBLU or any of its Subsidiaries acquires any right, title or interest on or before the Closing Date, wherever located, whether known or unknown, and whether or not now or on the Closing Date on the books and records of ECOBLU or any of its Subsidiaries.

"ECOB Securities Filings" means ECOB's Annual Report on Form 10-K and its quarterly reports on Form 10-Q, and all other reports filed and to be filed with the Commission prior to the Effective Time.

"Proposed Acquisition" means any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ECOB pursuant to which the shareholders of ECOB immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by ECOB of assets representing in excess of fifty percent (50%) of the aggregate fair market value of ECOB Business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by ECOB), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of ECOB.

"Representative" means any director, officer, employee, agent, consultant, advisor or other representative of a Person, including legal counsel, accountants and financial advisors.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations there under.

"Subsidiary" of a specified Person means (a) any Person if securities having ordinary voting power (at the time in question and without regard to the happening of any contingency) to elect a majority of the directors, trustees, managers or other governing body of such Person are held or controlled by the specified Person or a Subsidiary of the specified Person; (b) any Person in which the specified Person and its subsidiaries collectively hold a fifty percent (50%) or greater equity interest; (c) any partnership or similar organization in which the specified Person or subsidiary of the specified Person is a general partner; or (d) any Person the management of which is directly or indirectly controlled by the specified Person and its Subsidiaries through the exercise of voting power, by contract or otherwise.

"Treasury Regulations" means regulations promulgated by the U.S. Treasury Department under the Code.

ARTICLE II
THE MERGER

2.1   Merger; Surviving Corporation. In accordance with and subject to the provisions of this Agreement and the Colorado Corporations Code ("CCC"), at the Effective Time ECOBLU shall be merged with and into ECOB (the "Merger"), and ECOB shall be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Colorado. At the Effective Time, the separate existence of ECOBLU shall cease. All properties, franchises and rights belonging to ECOB and ECOBLU, by virtue of the Merger and without further act or deed, shall be vested in the Surviving Corporation, which shall thenceforth be responsible for all the liabilities and obligations of each of ECOBLU and ECOB.

2.2   Articles of Incorporation. ECOB's articles of incorporation, as in effect at the Effective Time, shall continue in full force and effect as the articles of incorporation of the Surviving Corporation until altered or amended as provided therein or by law.

2.3   By Laws. ECOB's bylaws, as in effect at the Effective Time, shall be the bylaws of the Surviving Corporation until altered, amended or repealed as provided therein or by law.

2.4   ECOB Assets. Upon completion of the business combination, ECOB's assets as of July 28, 2009 shall be sold to Mr. James H. Watson, Jr. for the sum of one dollar ($1.00). These assets shall include the name "N8 Concepts, Inc." The Parties hereby agree to cooperate in taking the necessary steps to transfer the right, title and interest in the assets of ECOB to Mr. James H. Watson, Jr.

2.5   Share Exchange and Merger of ECOBLU. It is hereby agreed that ECOB shall acquire ALL (100%) of the issued and outstanding equity of ECOBLU consisting entirely of 50,000 common shares held by CONBOY and 10,000 common shares held by VUOZZO in a one for one share exchange resulting in the issuance of 60,000 common shares of ECOB common stock. These exchange shares shall bear a restrictive legend. Concurrent with the share exchange the Parties shall take all necessary steps to complete the Merger as indicated in 2.1 of this Agreement.

2.6   Mr. James H. Watson, Jr. It is hereby agreed that Mr. Watson's stock, totaling forty million (40,000,000) common shares shall be purchased by CONBOY and VUOZZO for one hundred twenty-five thousand dollars ($125,000). WATSON hereby agrees to cooperate in taking the necessary steps to transfer all right, title and interest in his shares as designated by CONBOY and VUOZZO.

2.7   Mr. Ken Relyea. It is hereby agreed that Mr. Ken Relyea's stock, totaling ten million (10,000,000) common shares shall be purchased by CONBOY and VUOZZO for thirty-one thousand dollars ($31,000). RELYEA hereby agrees to cooperate in taking the necessary steps to transfer all right, title and interest in his shares as designated by CONBOY and VUOZZO.

2.8   Effective Time. The Merger shall become effective at the time and date that the certificate of merger of each of ECOBLU and ECOB (the "Certificate of Merger"), in form and substance acceptable to the Parties, is accepted for filing by the Secretary of State of the State of Colorado in accordance with the provisions related thereto. The Certificate of Merger shall be executed by ECOBLU and ECOB and delivered to the Secretary of State of the State of Colorado for filing on the Closing Date. The date and time when the Merger becomes effective are referred to herein as the "Effective Time."

2.9   Reverse Split. It is hereby agreed that neither Party shall agree to a reverse split of the shares of the public company for a period of two (2) years from the Closing.

2.10   Surrender of Company Certificates.

(a)   Exchange Procedures. Promptly after the Effective Time, ECOBLU or its appointed designee shall mail to each holder of a certificate or certificates of its Common Stock ("Company Certificates") whose shares are converted into the right to receive the Merger Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to ECOB Certificates shall pass to ECOBLU, only upon delivery of ECOB Certificates to ECOBLU and which shall be in such form and have such other provisions as ECOBLU may reasonably specify) and (ii) instructions for use in effecting the surrender of ECOBLU Certificates in exchange for the Merger Shares. Upon surrender of ECOBLU Certificates for cancellation to ECOB, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such ECOBLU Certificates shall be entitled to receive the Merger Shares in exchange therefore and ECOBLU Certificates so surrendered shall forthwith be canceled. Notwithstanding the foregoing, if any ECOBLU Certificate is lost, stolen, destroyed or mutilated, such holder shall provide evidence reasonably satisfactory to ECOB as to such loss, theft, destruction or mutilation and an affidavit in form and substance satisfactory to ECOB, and, thereupon, such holder shall be entitled to receive the Merger Shares in exchange therefore and ECOB Certificates so surrendered shall forthwith be canceled.

(b)   Required Withholding. In connection with any payment to any holder or former holder of ECOB Common Stock, each of ECOBLU and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of ECOBLU Common Stock such amounts as may be required to be deducted or withheld there from under the Code or under any provision of state, local or foreign tax law or under any other applicable laws. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this

Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(c)   No Liability. Notwithstanding anything to the contrary in this Section 2.10, neither ECOBLU, the Surviving Corporation nor any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any ECOBLU Certificate shall not have been surrendered prior to the date immediately prior to the date on which such property would otherwise escheat to or become the property of any Governmental or Regulatory Authority, any such property, to the extent permitted by applicable law, shall become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(d)   Termination. Any holders of ECOBLU Certificates who have not complied with this ARTICLE II shall look only to ECOBLU or the Surviving Corporation for, and ECOBLU and the Surviving Corporation shall remain liable for, payment of their claim for Merger Shares distributions with respect to ECOB Common Stock, without interest thereon.

2.11   Stock Transfer Books. At the Effective Time, the stock transfer books of ECOBLU shall be closed, and there shall be no further registration of transfers of shares of ECOBLU Common Stock thereafter on the records of ECOB.

2.12   Dissenting Shares. Shares of ECOBLU Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto in accordance with the CCC (the "Dissenting Shares"), will not be converted into the right to receive the Merger Shares, and holders of such shares of ECOBLU Common Stock will be entitled, in lieu thereof, to receive payment of the appraised value of such shares of ECOBLU Common Stock in accordance with the provisions of the CCC unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the CCC. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of ECOBLU Common Stock will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Shares, without any interest thereon. ECOB will give ECOBLU prompt notice of any demands received by ECOB for appraisal of shares of ECOBLU Common Stock. Prior to the Effective Time, ECOB will not, except with the prior written consent of ECOBLU make any payment with respect to, or settle or offer to settle, any such demands.

2.13   Restriction on Transfer. The Merger Shares may not be sold, transferred, or otherwise disposed of without registration under the Act or an exemption there from, and that in the absence of an effective registration statement covering the Merger Shares or any available exemption from registration under the Act, the Merger Shares must be held indefinitely. ECOBLU Shareholders are aware that the Merger Shares may not be sold pursuant to Rule 144 promulgated under the Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about the Surviving Company.

2.14   Restrictive Legend. All certificates representing the Merger Shares shall contain the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE, ARE SUBJECT TO THE TERMS OF AN AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 7, 2009, BETWEEN ECOBLU PRODUCS, INC.(formerly N8 CONCEPTS, INC.), a Colorado Corporation AND ECOBLU PRODUCTS, INC., a Nevada Corporation, A COPY OF WHICH IS ON FILE IN THE PRINCIPAL OFFICE OF THE ISSUER. FURTHER, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT REGISTRATION UNDER THE ACT OR AN EXEMPTION THEREFROM."

Closing. The closing of the transactions contemplated by this Agreement and the Collateral Documents (the "Closing") shall take place at the offices of ECOBLU, or at such other location as the parties may agree at 11:00 a.m., Pacific Time on the agreed date, which, shall be within sixty (30) days of the signing hereof (the "Closing Date").

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ECOB

ECOB represents and warrants to ECOBLU that the statements contained in this ARTICLE III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE III, except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date and except for changes contemplated or permitted by this Agreement).

3.1   Organization and Qualification. ECOB is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. ECOB has all requisite power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. ECOB is duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of the properties owned, leased or used by it or the nature of the activities conducted by it make such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not have a Material Adverse Effect on ECOB or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOB to perform its obligations under this Agreement or any of the Collateral Documents.

3.2   Capitalization.

(a)   The authorized capital stock and other ownership interests of ECOB consist of 100,000,000 shares of common stock, of which sixty-five million (66,137,944) shares were issued and outstanding as of the date hereof, and ZERO (0) shares of Preferred Stock, none of which are outstanding. All of the outstanding ECOB Common Stock have been duly authorized and are validly issued, fully paid and non-assessable. It is anticipated that the number of shares of common stock will increase as a result of private placements to be conducted after the date hereof.

(b)   There are ZERO (0) outstanding or authorized options, warrants, purchase rights, preemptive rights or other contracts or commitments that could require ECOB to issue, sell, or otherwise cause to become outstanding any of its capital stock or other ownership interests (collectively "Options").

(c)   All of the issued and outstanding shares of ECOB Common Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and have been issued in compliance with applicable securities laws and other applicable Legal Requirements or transfer restrictions under applicable securities laws.

3.3   <u>Authority and Validity</u>. ECOB has all requisite corporate power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement (subject to the approval of ECOB Shareholders as contemplated in this agreement. and to receipt of any consents, approvals, authorizations or other matters referred to in this Agreement). The execution and delivery by ECOB of, the performance by ECOB of its obligations under, and the consummation by ECOB of the transactions contemplated by, this Agreement have been duly authorized by all requisite action of ECOB (subject to the approval of ECOB Shareholders as contemplated by this Agreement). This Agreement has been duly executed and delivered by ECOB and (assuming due execution and delivery by the ECOBLU Parties and approval by ECOB Shareholders) is the legal, valid, and binding obligation of ECOB, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Upon the execution and delivery of the Collateral Documents by each Person (other than by the ECOBLU Parties) that is required by this Agreement to execute, or that does execute, this Agreement or any of the Collateral Documents, and assuming due execution and delivery thereof by the ECOBLU Parties, the Collateral Documents will be the legal, valid and binding obligations of ECOB, enforceable against ECOB in accordance with their respective terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

3.4   <u>No Breach or Violation</u>. Subject to obtaining the consents, approvals, authorizations, and orders of and making the registrations or filings with or giving notices to Regulatory Authorities and Persons identified herein, the execution, delivery and performance by ECOB of this Agreement and the Collateral Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of ECOB under, or result in the creation or imposition of any Encumbrance upon ECOB, ECOB Assets, ECOB Business or ECOB Common Stock by reason of the terms of (i) the articles of incorporation, by laws or other charter or organizational document of ECOB or any Subsidiary of ECOB, (ii) any material contract, agreement, lease, indenture or other instrument to which ECOB is a party or by or to which ECOB, or the Assets may be bound or subject and a violation of which would result in a Material Adverse Effect on ECOB, (iii) any order, judgment, injunction, award or decree of any arbitrator or Regulatory Authority or any statute, law, rule or regulation applicable to ECOB or (iv) any Permit of ECOB, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on ECOB or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOB to perform its obligations under this Agreement or any of the Collateral Documents.

3.5   Consents and Approvals. Except for requirements under applicable United States or state securities laws, no consent, approval, authorization or order of, registration or filing with, or notice to, any Regulatory Authority or any other Person is necessary to be obtained, made or given by ECOB in connection with the execution, delivery and performance by ECOB of this Agreement or any Collateral Document or for the consummation by ECOB of the transactions contemplated hereby or thereby, except to the extent the failure to obtain any such consent, approval, authorization or order or to make any such registration or filing would not have a Material Adverse Effect on ECOB or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOB to perform its obligations under this Agreement or any of the Collateral Documents.

3.6   Intellectual Property. To the knowledge of ECOB, ECOB has good title to or the right to use all material company intellectual property rights and all material inventions, processes, designs, formulae, trade secrets and know how necessary for the operation of ECOB Business without the payment of any royalty or similar payment.

3.7   Compliance with Legal Requirements. ECOB has operated ECOB Business in compliance with all Legal Requirements applicable to ECOB except to the extent the failure to operate in compliance with all material Legal Requirements would not have a Material Adverse Effect on ECOB or Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

3.8   Financial Statements. Prior to the Closing Date ECOB shall provide ECOBLU with audited financial statements of ECOB as of June 30, 2009 and statements of operations, stockholders' equity and cash flows for the year then ended. Such financial statements ("Company Financial Statements") have or will have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a basis consistent throughout all periods presented, present fairly in all material respects the financial condition of ECOB and its results of operations as of the date and for the periods indicated.

3.9   Litigation. There are no outstanding judgments or orders against or otherwise affecting or related to ECOB, ECOB Business or ECOB Assets and there is no action, suit, complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to ECOB's knowledge, threatened that, if adversely determined, would have a Material Adverse Effect on ECOB or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents, except as noted in the audited Company Financial Statements or documented by ECOB to ECOBLU.

3.10   Taxes. ECOB has duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Regulatory Authority, and has paid all taxes required to be paid in respect thereof except where such failure would not have a Material Adverse Effect on ECOB, except where, if not filed or paid, the exception(s) have been documented by ECOB to ECOBLU.

3.11   Books and Records. The books and records of ECOB accurately and fairly represent ECOB Business and its results of operations in all material respects.

3.12   Brokers or Finders. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by ECOB and/or its Affiliates/Representatives in connection with the transactions contemplated by this Agreement, neither ECOB, nor any of its Affiliates/Representatives have incurred any obligation to pay any brokerage or finder's fee or other commission in connection with the transaction contemplated by this Agreement.

3.13   Proxies. ECOB management holds, or prior to the Closing will hold, irrevocable proxies from ECOB Shareholders adequate to ensure Company Shareholder approval of the Merger as required by applicable law.

3.14   Disclosure. No representation or warranty of ECOB in this Agreement or in the Collateral Documents and no statement in any certificate furnished or to be furnished by ECOB pursuant to this Agreement contained, contains or will contain on the date such agreement or certificate was or is delivered, or on the Closing Date, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

3.15   No Undisclosed Liabilities. ECOB is not subject to any material liability (including unasserted claims), absolute or contingent, which is not shown or which is in excess of amounts shown or reserved for in the audited balance sheet as of June 30, 2009, other than liabilities of the same nature as those set forth in ECOB Financial Statements and reasonably incurred in the ordinary course of its business after June 30, 2009.

3.16   Absence of Certain Changes. Since June 30, 2009, ECOB has not: (a) suffered any material adverse change in its financial condition, assets, liabilities or business; (b) contracted for or paid any capital expenditures; (c) incurred any indebtedness or borrowed money, issued or sold any debt or equity securities, declared any dividends or discharged or incurred any liabilities or obligations except in the ordinary course of business as heretofore conducted; (d) mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any of its properties or assets; (e) paid any material amount on any indebtedness prior to the due date, forgiven or cancelled any material amount on any indebtedness prior to the due date, forgiven or cancelled any material debts or claims or released or waived any material rights or claims; (f) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance); (g) acquired or disposed of any assets or incurred any liabilities or obligations; (h) made any payments to its affiliates or associates or loaned any money to any person or entity; (i) formed or acquired or disposed of any interest in any corporation, partnership, limited liability company, joint venture or other entity; (j) entered into any employment, compensation, consulting or collective bargaining agreement or any other agreement of any kind or nature with any person. or group, or modified or amended in any respect the terms of any such existing agreement; (k) entered into any other commitment or transaction or experience any other event that relates to or affect in any way this Agreement or to the transactions contemplated hereby, or that has affected, or may adversely affect ECOB's business, operations, assets, liabilities or financial condition; or (1) amended its Articles of Organization or By-laws, except as otherwise contemplated herein or otherwise disclosed to ECOBLU.

3.17   Contracts.   ECOB has disclosed to ECOBLU a true and complete list of all contracts, agreements, leases, commitments or other understandings or arrangements, written or oral, express or implied, to which ECOB is a party or by which it or any of its property is bound or affected requiring payments to or from, or incurring of liabilities by, ECOB in excess of $100,000 (the "Contracts"). ECOB has complied with and performed, in all material respects, all of its obligations required to be performed under and is not in default with respect to any of the Contracts, as of the date hereof, nor has any event occurred which has not been cured which, with or without the giving of notice, lapse of time, or both, would constitute a default in any respect there under. To the best knowledge of ECOB, no other party has failed to comply with or perform, in all material respects, any of its obligations required to be performed under or is in material default with respect to any such Contracts, as of the date hereof, nor has any event occurred which, with or without the giving of notice, lapse of time or both, would constitute a material default in any respect by such party there under. ECOB knows of and has no reason to believe that there are any facts or circumstances which would make a material default by any party to any contract or obligation likely to occur subsequent to the date hereof.

3.18   Permits and Licenses. ECOB has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its business. ECOB has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

3.19   Assets Necessary to Business. ECOB owns or leases all properties and assets, real, personal, and mixed, tangible and intangible, and is a party to all licenses, permits and other agreements necessary to permit it to carry on its business as presently conducted.

3.20   Labor Agreements and Labor Relations.   ECOB has no collective bargaining or union contracts or agreements. ECOB is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practices; there are no charges of discrimination or unfair labor practice charges" or complaints against ECOB pending or threatened before any governmental or regulatory agency or authority; and, there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or affecting ECOB.

3.21   Employment Arrangements. ECOB has no employment or consulting agreements or arrangements, written or oral, which are not terminable at the will of ECOB, or any pension, profit-sharing, option, other incentive plan, or any other type of employment benefit plan as defined in ERISA or otherwise, or any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance or other benefits. No employee of ECOB is in violation of any employment agreement or restrictive covenant.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ECOBLU

ECOBLU represents and warrants to ECOB that the statements contained in this ARTICLE IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE IV, except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date and except for changes contemplated or permitted by the Agreement).

4.1   Organization and Qualification. ECOBLU is a corporation duly organized, validly existing and in good standing under the laws of Nevada. ECOBLU has all requisite power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. ECOBLU is duly qualified or licensed to do business in and are each in good standing in each jurisdiction in which the character of the properties owned, leased or used by it or the nature of the activities conducted by it makes such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on ECOBLU or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOB or ECOBLU to perform its obligations under this Agreement or any of the Collateral Documents.

4.2   Capitalization.

(a)   The authorized capital stock of ECOBLU consists of seventy-five thousand shares of Common Stock, NO par value, of which there are sixty thousand (60,000) shares issued and outstanding. The shares of ECOBLU Common Stock included in the Merger Shares, when issued in accordance with this Agreement, will have been duly authorized, validly issued and outstanding and will be fully paid and non-assessable. Immediately upon execution hereon.

(b)   There are ZERO (0) outstanding or authorized options, warrants, purchase rights, preemptive rights or other contracts or commitments that could require ECOBLU or any of its Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock or other ownership interests.

(c)   All of the issued and outstanding shares of ECOBLU Capital Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and have been issued in compliance with applicable securities laws and other applicable Legal Requirements.

4.3   Authority and Validity. ECOBLU has all requisite power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Collateral Documents. The execution and delivery by ECOBLU of the performance by ECOBLU of its obligations under, and the consummation by ECOBLU of the transactions contemplated by, this Agreement and the Collateral Documents have been duly authorized by all requisite action of ECOBLU. This Agreement has been duly executed and delivered by ECOBLU and (assuming due execution and delivery by ECOB) is the legal, valid and binding obligation of ECOBLU, enforceable in accordance with its terms except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Upon the execution and delivery by ECOBLU of the Collateral Documents and assuming due execution and delivery thereof by the other parties thereto, the Collateral Documents will be the legal, valid and binding obligations of each such Person, as the case may be, enforceable against each of them in accordance with their respective terms except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

4.4   No Breach or Violation. Subject to obtaining the consents, approvals, authorizations, and orders of and making the registrations or filings with or giving notices to Regulatory Authorities and Persons identified herein, the execution, delivery and performance by ECOBLU of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of ECOBLU under, or result in the creation or imposition of any Encumbrance upon the property of any ECOBLU Party by reason of the terms of (i) the articles of incorporation, by laws or other charter or organizational document of ECOBLU, (ii) any contract, agreement, lease, indenture or other instrument to which ECOBLU is a party or by or to which ECOBLU or its property may be bound or subject and a violation of which would result in a Material Adverse Effect on ECOBLU taken as a whole, (iii) any order, judgment, injunction, award or decree of any arbitrator or Regulatory Authority or any statute, law, rule or regulation applicable to ECOBLU or (iv) any Permit of ECOBLU or Merger Sub, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on ECOBLU or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOBLU to perform its obligations hereunder or there under.

4.5   Consents and Approvals. Except for requirements under applicable United States or state securities laws, no consent, approval, authorization or order of, registration or filing with, or notice to, any Regulatory Authority or any other Person is necessary to be obtained, made or given by ECOBLU in connection with the execution, delivery and performance by them of this Agreement or any Collateral Documents or for the consummation by them of the transactions contemplated hereby or thereby, except to the extent the failure to obtain such consent, approval, authorization or order or to make such registration or filings or to give such notice would not have a Material Adverse Effect on ECOBLU or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents or the ability of ECOB or ECOBLU to perform its obligations under this Agreement or any of the Collateral Documents.

4.6   Compliance with Legal Requirements. ECOBLU has operated the ECOBLU Business in compliance with all material Legal Requirements including, without limitation, the Exchange Act and the Securities Act applicable to ECOBLU, except to the extent the failure to operate in compliance with all material Legal Requirements, would not have a Material Adverse Effect on ECOBLU or a Material Adverse Effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

4.7   Litigation. There are no outstanding judgments or orders against or otherwise affecting or related to ECOBLU, or their business or assets; and there is no action, suit, complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to the best knowledge of ECOBLU, threatened that, that has not been disclosed and if adversely determined, would have a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Collateral Documents.

4.8   Ordinary Course. Since the August 31, 2009 the balance sheet provided by ECOBLU to ECOB through the date hereof, there has not been any occurrence, event, incident, action, failure to act or transaction involving ECOBLU, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on ECOBLU.

4.9   Assets and Liabilities. As of the date of this Agreement, neither ECOBLU nor any of its Subsidiaries has any Assets or Liability, except for the (i) Assets and Liabilities disclosed in the balance sheet disclosed to ECOB through the date hereof and (ii) Liabilities incurred in connection with this Agreement.

4.10   Taxes. ECOBLU has, duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Governmental Authority, except where such failure to file would not have a Material Adverse Effect on ECOBLU.

4.11   Books and Records. The books and records of ECOBLU and its Subsidiaries accurately and fairly represent the ECOBLU Business and its results of operations in all material respects. All accounts receivable and inventory of the ECOBLU Business are reflected properly on such books and records in all material respects.

4.12   Financial and Other Information.

(a)   The historical financial statements of ECOBLU will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto), and present fairly the financial condition of ECOBLU and its results of operations as of the dates and for the periods indicated, subject in the case of the unaudited financial statements only to normal yearend adjustments (none of which will be material in amount) and the omission of footnotes.

(b)   To the knowledge of current management, the ECOBLU's financials do not contain (directly or by incorporation by reference) any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (or incorporated therein by reference), in light of the circumstances under which they were or will be made, not misleading.

4.13   Brokers or Finders. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by ECOBLU and/or its Affiliates/Representatives in connection with the transactions contemplated by this Agreement, neither ECOBLU, nor any of its Affiliates/Representatives have incurred any obligation to pay any brokerage or finder's fee or other commission in connection with the transaction contemplated by this Agreement.

4.14   Disclosure. No representation or warranty of ECOBLU in this Agreement or in the Collateral Documents and no statement in any certificate furnished or to be furnished by ECOBLU pursuant to this Agreement contained, contains or will contain on the date such agreement or certificate was or is delivered, or on the Closing Date, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

4.15   Filings. ECOBLU has or will make all of the filings required by the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, required to be made and no such filing contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements made, not misleading.

4.16   Conduct of Business. Prior to the Closing Date, ECOBLU shall conduct its business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of ECOB, except in the regular course of business. Except as otherwise provided herein, ECOBLU shall not amend its Articles of Incorporation or By-Laws, declare dividends, redeem or sell stock or other securities, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any material balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount or enter into any other transaction other than in the regular course of business.

ARTICLE V
COVENANTS OF ECOB

Between the date of this Agreement and the Closing Date:

5.1   Additional Information. ECOB shall provide to ECOBLU and its Representatives such financial, operating and other documents, data and information relating to ECOB, ECOB Business and ECOB Assets and Liabilities of ECOB, as ECOBLU or its Representatives may reasonably request. In addition, ECOB shall take all action necessary to enable ECOBLU and its Representatives to review, inspect and audit ECOB Assets, ECOB Business and Liabilities of ECOB and discuss them with ECOB's officers, employees, independent accountants, customers, licensees, and counsel. Notwithstanding any investigation that ECOBLU may conduct of ECOB, ECOB Business, ECOB Assets and the Liabilities of ECOB, ECOBLU may fully rely on ECOB's warranties, covenants and indemnities set forth in this Agreement.

5.2   Consents and Approvals.   As soon as practicable after execution of this Agreement, ECOB shall use commercially reasonable efforts to obtain any necessary consent, approval, authorization or order of, make any registration or filing with or give any notice to, any Regulatory Authority or Person as is required to be obtained, made or given by ECOB to consummate the transactions contemplated by this Agreement and the Collateral Documents.

5.3   Notification of Adverse Change. ECOB shall promptly notify ECOBLU of any material adverse change in the condition (financial or otherwise) of ECOB.

5.4   Meeting of ECOB Shareholders. Promptly after the date hereof, if required under applicable law, ECOB will take all action necessary in accordance with its articles of incorporation and by-laws to convene a meeting of ECOB's shareholders to consider the adoption and approval of this Agreement and approval of the Merger to be held as promptly as practicable. ECOB will use its reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the CCC to obtain such approvals. In lieu of such meeting, the adoption and approval of this Agreement and the Merger may be approved by shareholder consent.

5.5   Notification of Certain Matters. ECOB shall promptly notify ECOBLU of any fact, event, circumstance or action known to it that is reasonably likely to cause ECOB to be unable to perform any of its covenants contained herein or any condition precedent in ARTICLE VII not to be satisfied, or that, if known on the date of this Agreement, would have been required to be disclosed to ECOBLU pursuant to this Agreement or the existence or occurrence of which would cause any of ECOB's representations or warranties under this Agreement not to be correct and/or complete. ECOB shall give prompt written notice to ECOBLU of any adverse development causing a breach of any of the representations and warranties in ARTICLE III as of the date made.

5.6   State Statutes. ECOB and its Board of Directors shall, if any state takeover statute or similar law is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby.

5.7   Conduct of Business. Prior to the Closing Date, ECOB shall conduct its business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of ECOBLU, except in the regular course of business. Except as otherwise provided herein, ECOB shall not amend its Articles of Incorporation or Bylaws, declare dividends, redeem or sell stock or other securities, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any material balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount, or enter into any other transaction other than in the regular course of business or otherwise contemplated by this Agreement.

5.8   Securities Filings. ECOB will timely file all reports and other documents relating to the operation of ECOB required to be filed with the Securities and Exchange Commission, which reports and other documents do not and will not contain any misstatement of a material fact, and do not and will not omit any material fact necessary to make the statements therein not misleading.

ARTICLE VI
COVENANTS OF ECOBLU

Between the date of this Agreement and the Closing Date,

6.1   Additional Information. ECOBLU shall provide to ECOB and its Representatives such financial, operating and other documents, data and information relating to ECOBLU, the ECOBLU Business and the ECOBLU Assets and the Liabilities of ECOBLU and its Subsidiaries, as ECOB or its Representatives may reasonably request. In addition, ECOB shall take all action necessary to enable ECOB and its Representatives to review and inspect the ECOBLU Assets, the ECOBLU Business and the Liabilities of ECOBLU and discuss them with ECOB's officers, employees, independent accountants and counsel. Notwithstanding any investigation that ECOB may conduct of ECOBLU, the ECOBLU Business, the ECOBLU Assets and the Liabilities of ECOBLU, ECOB may fully rely on ECOBLU's warranties, covenants and indemnities set forth in this Agreement.

6.2   Notification of Adverse Change. ECOBLU shall promptly notify ECOB of any material adverse change in the condition (financial or otherwise) of ECOBLU.

6.3   Consents and Approvals. As soon as practicable after execution of this Agreement, ECOBLU shall use its commercially reasonable efforts to obtain any necessary consent, approval, authorization or order of, make any registration or filing with or give notice to, any Regulatory Authority or Person as is required to be obtained, made or given by ECOBLU to consummate the transactions contemplated by this Agreement and the Collateral Documents.

6.4   Notification of Certain Matters. ECOBLU shall promptly notify ECOB of any fact, event, circumstance or action known to it that is reasonably likely to cause ECOBLU to be unable to perform any of its covenants contained herein or any condition precedent not to be satisfied, or that, if known on the date of this Agreement, would have been required to be disclosed to ECOB pursuant to this Agreement or the existence or occurrence of which would cause ECOBLU's representations or warranties under this Agreement not to be correct and/or complete. ECOBLU shall give prompt written notice to ECOB of any adverse development causing a breach of any of the representations and warranties in ARTICLE IV.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF ECOBLU

All obligations of ECOBLU under this Agreement shall be subject to the fulfillment at or prior to Closing of each of the following conditions, it being understood that ECOBLU may, in their sole discretion, to the extent permitted by applicable Legal Requirements, waive any or all of such conditions in whole or in part.

7.1   Accuracy of Representations. All representations and warranties of ECOB contained in this Agreement, the Collateral Documents and any certificate delivered by any of

ECOB at or prior to Closing shall be, if specifically qualified by materiality, true in all respects and, if not so qualified, shall be true in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date, except for representations and warranties expressly stated to be made as of the date of this Agreement or as of another date other than the Closing Date and except for changes contemplated or permitted by this Agreement. ECOB shall have delivered to ECOBLU a certificate dated the Closing Date to the foregoing effect.

7.2 <u>Covenants</u>. ECOB shall, in all material respects, have performed and complied with each of the covenants, obligations and agreements contained in this Agreement and the Collateral Documents that are to be performed or complied with by them at or prior to Closing. ECOB shall have delivered to ECOBLU a certificate dated the Closing Date to the foregoing effect.

7.3 <u>Consents and Approvals</u>. All consents, approvals, permits, authorizations and orders required to be obtained from, and all registrations, filings and notices required to be made with or given to, any Regulatory Authority or Person as provided herein.

7.4 <u>Delivery of Documents</u>. ECOB shall have delivered, or caused to be delivered, to ECOBLU the following documents:

(i) Certified copies of ECOB articles of incorporation and by laws and certified resolutions of the board of directors and Shareholders of ECOB authorizing the execution of this Agreement and the Collateral Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(ii) Such other documents and instruments as ECOBLU may reasonably request: (A) to evidence the accuracy of ECOB's representations and warranties under this Agreement, the Collateral Documents and any documents, instruments or certificates required to be delivered hereunder; (B) to evidence the performance by ECOB of, or the compliance by ECOB with, any covenant, obligation, condition and agreement to be performed or complied with by ECOB under this Agreement and the Collateral Documents; or (C) to otherwise facilitate the consummation or performance of any of the transactions contemplated by this Agreement and the Collateral Documents.

7.5 <u>No Material Adverse Change</u>. Since the date hereof, there shall have been no material adverse change in ECOB Assets, ECOB Business or the financial condition or operations of ECOB, taken as a whole.

ARTICLE VIII
<u>CONDITIONS PRECEDENT TO OBLIGATIONS OF ECOB</u>

All obligations of ECOB under this Agreement shall be subject to the fulfillment at or prior to Closing of the following conditions, it being understood that ECOB may, in its sole discretion, to the extent permitted by applicable Legal Requirements, waive any or all of such conditions in whole or in part.

8.1   Accuracy of Representations. All representations and warranties of ECOBLU contained in this Agreement and the Collateral Documents and any other document, instrument or certificate delivered by ECOBLU at or prior to the Closing shall be, if specifically qualified by materiality, true and correct in all respects and, if not so qualified, shall be true and correct in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date, except for representations and warranties expressly stated to be made as of the date of this Agreement or as of another date other than the Closing Date and except for changes contemplated or permitted by this Agreement. ECOBLU shall have delivered to ECOB a certificate dated the Closing Date to the foregoing effect.

8.2   Covenants. ECOBLU shall, in all material respects, have performed and complied with each obligation, agreement, covenant and condition contained in this Agreement and the Collateral Documents and required by this Agreement and the Collateral Documents to be performed or complied with by ECOBLU at or prior to Closing. ECOBLU shall have delivered to ECOB a certificate dated the Closing Date to the foregoing effect.

8.3   Consents and Approvals. All consents; approvals, authorizations and orders required to be obtained from, and all registrations, filings and notices required to be made with or given to, any Regulatory Authority or Person as provided herein.

8.4   Delivery of Documents. ECOBLU, as applicable, shall have executed and delivered, or caused to be executed and delivered, to ECOB the following documents:

(i)   Certified copies of the articles of incorporation and by laws of ECOBLU and certified resolutions by the board of directors authorizing the execution of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby.

(ii)   Such other documents and instruments as ECOB may reasonably request: (A) to evidence the accuracy of the representations and warranties of ECOBLU under this Agreement and the Collateral Documents and any documents, instruments or certificates required to be delivered hereunder; (B) to evidence the performance by ECOBLU of, or the compliance by ECOBLU with, any covenant, obligation, condition and agreement to be performed or complied with by ECOBLU under this Agreement and the Collateral Documents; or (C) to otherwise facilitate the consummation or performance of any of the transactions contemplated by this Agreement and the Collateral Documents, including: Audited financial statement sufficient for ECOB to meet regulatory requirements for public disclosure.

8.5   No Material Adverse Change. There shall have been no material adverse change in the business, financial condition or operations of ECOBLU and its Subsidiaries taken as a whole.

8.6   No Litigation. No action, suit or proceeding shall be pending or threatened by or before any Regulatory Authority and no Legal Requirement shall have been enacted, promulgated or issued or deemed applicable to any of the transactions contemplated by this Agreement and the Collateral Documents that would: (i) prevent consummation of any of the transactions contemplated by this Agreement and the Collateral Documents; (ii) cause any of the transactions contemplated by this Agreement and the Collateral Documents to be rescinded following consummation; or (iii) have a Material Adverse Effect on ECOBLU.

8.7   Exchange Act Requirements. ECOBLU shall have complied with the provisions of Rule 14f-1 of the Exchange Act, if necessary and shall be current in all of its securities filings.

8.8   Dissenters' Rights. Not more than $25,000 in claims shall have been asserted in connection with dissenters' approval rights in connection with the Merger.

ARTICLE IX
INDEMNIFICATION

9.1   Indemnification by ECOB. ECOB shall indemnify, defend and hold harmless (i) ECOBLU, (ii) each of ECOBLU's assigns and successors in interest to ECOB Shares, and (iii) each of their respective shareholders, members, partners, directors, officers, managers, employees, agents, attorneys and representatives, from and against any and all Losses which may be incurred or suffered by any such party and which may arise out of or result from any breach of any material representation, warranty, covenant or agreement of ECOB contained in this Agreement. All claims to be assorted hereunder must be made for the first anniversary of the Closing.

9.2   Indemnification by ECOBLU. ECOBLU shall indemnify, defend and hold harmless ECOB and each of ECOB Shareholders from and against any and all Losses which may be incurred or suffered by any such party hereto and which may arise out of or result from any breach of any material representation, warranty, covenant or agreement of the ECOBLU Parties contained in this Agreement. All claims to be assorted hereunder must be made for the first anniversary of the Closing.

9.3   Notice to Indemnifying Party. If any party (the "Indemnified Party") receives notice of any claim or other commencement of any action or proceeding with respect to which any other party (or parties) (the "Indemnifying Party") is obligated to provide indemnification pursuant to Sections 9.1 or 9.2, the Indemnified Party shall promptly give the Indemnifying Party written notice thereof, which notice shall specify in reasonable detail, if known, the amount or an estimate of the amount of the liability arising here from and the basis of the claim. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder, but the failure of the Indemnified Party to give prompt notice of a claim shall not adversely affect the Indemnified Party's right to indemnification hereunder unless the defense of that claim is materially prejudiced by such failure. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Section 9.4.

9.4   Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a Person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding (i) if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such claim (subject to any limitations on such liability contained in this Agreement) and (ii) if it provides assurances, reasonably satisfactory to the Indemnified Party, that it will be financially able to satisfy such claims in full if the same are decided adversely. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, it may use counsel of its choice to prosecute such defense, subject to the approval of such counsel by the Indemnified Party, which approval shall not be unreasonably withheld or delayed. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense; provided, however, that if the Indemnified Party, in its sole discretion, determines that there exists a conflict of interest between the Indemnifying Party (or any constituent party thereof) and the Indemnified Party, the Indemnified Party (or any constituent party thereof) shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by the Indemnified Party. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, the Indemnifying Party shall take all steps necessary to pursue the resolution thereof in a prompt and diligent manner. The Indemnifying Party shall be entitled to consent to a settlement of, or the stipulation of any judgment arising from, any such claim or legal proceeding, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required from the Indemnified Party if (i) the Indemnifying Party pays or causes to be paid all Losses arising out of such settlement or judgment concurrently with the effectiveness thereof (as well as all other Losses theretofore incurred by the Indemnified Party which then remain unpaid or unreimbursed), (ii) in the case of a settlement, the settlement is conditioned upon a complete release by the claimant of the Indemnified Party and (iii) such settlement or judgment does not require the encumbrance of any asset of the Indemnified Party or impose any restriction upon its conduct of business.

ARTICLE X
TERMINATION

10.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time.

(a) by mutual written agreement of ECOBLU and ECOB hereto duly authorized by action taken by or on behalf of their respective Boards of Directors; or

(b) by either ECOB or ECOBLU upon notification to the non terminating party by the terminating party:

(i) if the terminating party is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement on the part of the non terminating party set forth in this Agreement such that the conditions in Sections 7.1, 7.2, 8.1 or 8.2 will not be satisfied; provided, however, that if such breach is curable by the non terminating party and such cure is reasonably likely to be completed prior to the date specified in Section 10.1(b)(ii), then, for so long as the non terminating party continues to use commercially reasonable efforts to effect and cure, the terminating party may not terminate pursuant to this Section 10.1(b)(i);

(ii)	if the Closing has not transpired on or before November 7, 2009.

(iii)	if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise permanently restricting, preventing or otherwise prohibiting the Merger and such order shall have become final; or

10.2	Effect of Termination. If this Agreement is validly terminated by either ECOB or ECOBLU pursuant to Section 10.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of the parties hereto, except that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1	Parties Obligated and Benefited. This Agreement shall be binding upon the Parties and their respective successors by operation of law and shall inure solely to the benefit of the Parties and their respective successors by operation of law, and no other Person shall be entitled to any of the benefits conferred by this Agreement. Without the prior written consent of the other Party, no Party may assign this Agreement or the Collateral Documents or any of its rights or interests or delegate any of its duties under this Agreement or the Collateral Documents.

11.2	Publicity. The initial press release shall be a joint press release and thereafter ECOB and ECOBLU each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Regulatory Authorities (including any national securities inter dealer quotation service) with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities inter dealer quotation service.

11.3	Notices. Any notices and other communications required or permitted hereunder shall be in writing and shall be effective upon delivery by hand or upon receipt if sent by certified or registered mail (postage prepaid and return receipt requested) or by a nationally recognized overnight courier service (appropriately marked for overnight delivery) or upon transmission if sent by telex or facsimile (with request for immediate confirmation of receipt in a manner customary for communications of such respective type and with physical delivery of the communication being made by one or the other means specified in this Section as promptly as practicable thereafter). Notices shall be addressed as follows:

If to ECOBLU
to:

Steve Conboy, President
909 West Vista Way
Vista, California 92083

If to ECOB to:

James H. Watson, Jr.
1869 W. Littleton Blvd.
Littleton, CO 80120

Any Party may change the address to which notices are required to be sent by giving notice of such change in the manner provided in this Section.

11.4   Attorneys' Fees. In the event of any action or suit based upon or arising out of any alleged breach by any Party of any representation, warranty, covenant or agreement contained in this Agreement or the Collateral Documents, the prevailing Party shall be entitled to recover reasonable attorneys' fees and other costs of such action or suit from the other Party.

11.5   Headings.   The Article and Section headings of this Agreement are for convenience only and shall not constitute a part of this Agreement or in any way affect the meaning or interpretation thereof.

11.6   Choice of Law. This Agreement and the rights of the Parties under it shall be governed by and construed in all respects in accordance with the laws of the State of Colorado, without giving effect to any choice of law provision or rule (whether of the State of California or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Colorado).

11.7   Rights Cumulative. All rights and remedies of each of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable law.

11.8   Further Actions. The Parties shall execute and deliver to each other, from time to time at or after Closing, for no additional consideration and at no additional cost to the requesting party, such further assignments, certificates, instruments, records, or other documents, assurances or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

11.9   Time of the Essence. Time is of the essence under this Agreement. If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act shall be extended to the next succeeding Business Day.

11.10   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.11   Entire Agreement.   This Agreement (including any Exhibits, Disclosure Statements, and any other documents, instruments and certificates referred to herein, which are incorporated in and constitute a part of this Agreement) contains the entire agreement of the Parties.

11.12 <u>Survival of Representations and Covenants</u>. Notwithstanding any right of ECOBLU to fully investigate the affairs of ECOB and notwithstanding any knowledge of facts determined or determinable by ECOBLU pursuant to such investigation or right of investigation, ECOBLU shall have the right to rely fully upon the representations, warranties, covenants and agreements of ECOB contained in this Agreement. Each representation, warranty, covenant and agreement of ECOB contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire on the first anniversary of the Closing Date unless, prior to such date, ECOBLU has delivered to ECOB Shareholders a written notice of a claim with respect to such representation, warranty, covenant or agreement.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

Dated:　　October __7__, 2009　　　　　　EcoBlu Products, Inc. (formerly N8 Concepts, Inc.) a Colorado Corporation

By:　　/s/James H. Watson, Jr.　　　　
    Name:　James H. Watson, Jr.
    Title:　Chairman

Dated:　　October __7__, 2009　　　　　　EcoBlu Products, Inc.
a Nevada Corporation

By:　/s/ Steve Conboy　　　　　　　
    Name:　Steve Conboy
    Title:　Chief Executive Officer

Dated:　　October __7__, 2009　　　　　　James H. Watson, Jr.
an Individual

By:　　/s/James H. Watson, Jr.　　　　
    Name:　James H. Watson, Jr.
    Title:　Individual

Dated: October ___7___, 2009   Ken Relyea
                                         an Individual

                                         By: _/s/ Ken Relyea_____
                                             Name: Ken Relyea
                                             Title: Individual

Dated: October ___7___, 2009   Mark Vuozzo
                                         an Individual

                                         By:___/s/ Mark Vuozzo_____
                                             Name: Mark Vuozzo
                                             Title: Individual

Dated: October ___7___, 2009   Steve Conboy
                                         an Individual

                                         By: _/s/ Steve Conboy_____
                                             Name: Steve Conboy
                                             Title: Individual